SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Sep 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Decision Regarding an Equity Investment

1.	Name of company in which equity investment will be made:	Suzhou Raken
Technology Ltd. (China)

2.	Purpose of equity investment:	Formation of a joint venture with Taiwan-based
AmTRAN Technology Co., Ltd. in order to strengthen competitiveness

3.	Main business of J/V: Manufacture of LCD modules and LCD TVs

4.	Planned paid in capital of J/V: KRW 22.1 B

5.	Investment amount of LG Display: KRW 11,262 M

6.	Shareholding ratio of LG Display: 51%

7.	Method of equity investment:	Cash

8.	Initial equity investment date:	Within one month after the Registration Date (During September, 2008)

9.	Date of Joint Venture agreement: August 29, 2008

10.	Others:

- The investment amount and initial investment date are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: September 2, 2008	By:	/s/ Dong Joo Kim
(Signature)

	Name:	Dong Joo Kim
	Title:	Vice President/ Finance & Risk Management Department